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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER
000-55326

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2018

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Image Chain Group Limited, Inc.
Full Name of Registrant

Former Name if Applicable

Room 501, 5F, Bonham Centre, No. 79-85, Bonham Strand
Address of Principal Executive Office (Street and Number)

Sheung Wan, Hong Kong, S.A.R., People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Image Chain Group Limited, Inc.’s (the “Company”) newly appointed accountant was unable to complete the review of the Company’s financial statements for the fiscal quarters ended March 31, 2017 and 2018 in time to file the Quarterly Report. Management therefore requires additional time to provide its accountants with adequate time to complete the review of the financial statements, and for management to finalize the Quarterly Report. As a result, the Company will be unable to file the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 in a timely manner without unreasonable effort or expense. The Company expects to file its Quarterly Report on Form 10-Q within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Po	+852	3188-2700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] NO [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Image Chain Group Limited, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2018	By:	/s/ David Po
Chief Executive Officer

Explanation of Anticipated Change in Results of Operations for the Fiscal Quarter Ended March 31, 2018 from the Fiscal Quarter Ended March 31, 2017

At March 31, 2017, the Company was a shell company seeking acquisition targets. On November 14, 2017, the Company acquired Image P2P Trading Group Limited (“Image P2P”) and its operating subsidiary Jiangxi Fuzhiyuan Biotechnology Limited, thus losing its shell company status.

The financial statements of the Company after accounting for the acquisition of Image P2P for the fiscal years ended December 31 2016 and December 31, 2017 are set forth in the Company’s current Annual Report on Form 10-K filed with the Commission, which includes both narrative and quantitative explanations of the results of operations of the Company for those periods.

The results of operations of the Company for the fiscal quarter ended March 31, 2018 are still undergoing review. The Company is therefore unable to provide a narrative or quantitative estimate of its results of operations for the fiscal quarter ended March 31, 2018, other than by referencing results of operations of the Company described above.